Exhibit 15

SETTLEMENT AGREEMENT

This Settlement Agreement (this “Agreement”) is entered into as of July 7, 2026, by and among Bess Ventures and Advisory LLC (“Bess”) and Blaize, Inc. (“Blaize”) (each a “Party,” and collectively the “Parties”).

RECITALS

A. A dispute arose between the Parties concerning the Parties’ rights and obligations pursuant to a letter agreement, dated February 15, 2024, by and among Bess, Blaize, and Burtech LP LLC (the “Borrower,” and such letter agreement, the “Control Letter”).

B. On June 28, 2024, Bess delivered to Blaize a Notice of Exclusive Control pursuant to the Control Letter.

C. On February 26, 2026, Bess issued a letter to Blaize identifying what Bess believed to be breaches of the Control Letter, thereby causing harm to Bess, including a significant reduction in Collateral (as defined in that certain Security Agreement, dated as of January 19, 2024, by and among the Borrower and Bess) as a result of transactions in connection with that certain Securities Transfer Agreement, dated January 13, 2025, by and among the Borrower and the other parties thereto. Blaize disagrees with Bess’ assertions and refers to the Parties’ disagreement herein as the “Dispute.”

D. The Parties desire to resolve the Dispute, without any admission of liability or fault by any Party.

NOW, THEREFORE, in consideration of the mutual covenants, promises, and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	TRANSFER OF SHARES

1.1 Transfer. Blaize shall cause 2,000,000 (two million) shares of common stock in Blaize to be issued to Bess, free and clear of any liens, restriction on transfer, right of first refusal, option to purchase, proxy, voting trust or voting agreement, adverse claim, or other encumbrances (other than restrictions on transfer generally arising under federal and state securities laws) and deposited in such account designated on Exhibit A, on or before July 6, 2026, in consideration for this Agreement (the “Transfer”).

1.2 Tax Treatment. The Parties make no representation and provide no guarantee regarding the proper tax treatment of the transactions contemplated by this Agreement or the Transfer. Each recipient and payor shall be solely responsible for the payment of any federal, state, local, or other taxes, including any interest and penalties assessed thereon, associated with any payment or compensation.

2.	RELEASE OF CLAIMS

2.1 Release by Blaize. Blaize and its direct and indirect parents, subsidiaries, affiliates, predecessors, shareholders, principals, officers, directors, board members, employees, owners, members, partners, managers, representatives, clients, attorneys, agents, successors, and assigns, hereby unconditionally and irrevocably releases, discharges, acquits, and forgives Bess and its direct and indirect parents, subsidiaries, affiliates, predecessors, shareholders, principals, officers, directors, board members, employees, owners, members, partners, managers, representatives, clients, attorneys, agents, successors, and assigns, past, present, and future, from any and all actions, causes of action, suits, debts, liabilities, contracts, obligations, controversies, judgments, executions, claims, and demands, both in law and equity, whether asserted or unasserted, whether known or unknown, by reason of any matter or act whatsoever, from the beginning of time through the date of this Agreement, arising out of or related to the Dispute, the Control Letter, the Notice of Exclusive Control, and the Securities Transfer Agreement.

2.2 Release by Bess. Bess and its direct and indirect parents, subsidiaries, affiliates, predecessors, shareholders, principals, officers, directors, board members, employees, owners, members, partners, managers, representatives, clients, attorneys, agents, successors, and assigns, hereby unconditionally and irrevocably releases, discharges, acquits, and forgives Blaize and its parents, subsidiaries, affiliates, predecessors, shareholders, principals, officers, directors, board members, employees, owners, members, partners, managers, representatives, clients, attorneys, agents, successors, and assigns, past, present, and future, from any and all actions, causes of action, suits, debts, liabilities, contracts, obligations, controversies, judgments, executions, claims, and demands, both in law and equity, whether asserted or unasserted, whether known or unknown, by reason of any matter or act whatsoever, from the beginning of time through the date of this Agreement, arising out of or related to the Dispute, the Control Letter, the Notice of Exclusive Control, and the Securities Transfer Agreement.

2.3 Waiver of Unknown Claims. Each Party acknowledges that it may discover facts different from or in addition to those which it now knows or believes to be true with respect to the subject matter of the releases granted herein. Each Party agrees that this Agreement and the releases contained herein shall be and remain effective in all respects notwithstanding such different or additional facts.

2.4 Representation Regarding Transfer of Claims. Each Party represents and warrants that it has not assigned, transferred, or hypothecated to any person or entity any claim or cause of action released hereunder.

2.5 Enforcement Carveout. The releases set forth in this Section 2 do not apply to claims arising from a breach of this Agreement.

3.	CONDITIONS PRECEDENT

3.1 Conditions Precedent. This Agreement shall only become effective as of the date when all of the following conditions have been satisfied (the “Effective Date”):

(a) this Agreement has been duly executed and delivered by all Parties; and

(b) Bess has received the 2,000,000 (two million) shares referenced above.

3.2 Termination. If this Agreement has not become effective on or before July 6, 2026, in accordance with this Section 3, it shall automatically terminate and be of no force and effect.

4.	NO ADMISSION OF WRONGDOING

4.1 No Admission. Nothing contained in this Agreement, nor the fact that any Party has signed it, shall be considered or deemed to be an admission on the part of any Party of any wrongdoing, or any violation or breach of any law, statute, ordinance, rule, or order.

4.2 No Prevailing Party. The Parties agree that, by virtue of entering into this Agreement, none of the Parties shall be deemed a prevailing party for any purpose.

5.	CONFIDENTIALITY; NON-DISPARAGEMENT

5.1 Non-Disclosure. Except as permitted by Section 5.2, the Parties shall not disclose (a) this Agreement or its terms, (b) communications relating to this Agreement, (c) the fact of a settlement, or (d) the facts, circumstances, and communications among the Parties relating to the Dispute (collectively, the “Confidential Settlement Information”) to any person or entity that is not a Party, and will not, directly or indirectly, make or encourage to be made, any public announcement (via print media, television, the Internet, or otherwise) regarding this Agreement or any related matters or issues. Notwithstanding the foregoing, the Parties may disclose the existence of this Agreement to the court as reasonably necessary to effectuate the dismissals contemplated herein.

5.2 Permitted Disclosures. Notwithstanding Section 5.1, nothing contained in this Agreement prohibits any Party from disclosing Confidential Settlement Information:

(a) to its accountants, auditors, insurance agents, insurance companies or adjusters, financial advisors and attorneys, provided such persons are informed of this confidentiality requirement;

(b) to its officers, directors, and employees in the regular course of business, provided they are informed of this confidentiality requirement;

(c) to state and federal taxing authorities, securities regulators, or other regulatory organizations or authorities;

(d) where disclosure is required in any judicial proceeding pursuant to any valid and enforceable court order;

(e) as required to respond to any valid subpoena, discovery request or other process from a court or a party in any litigation proceeding (“Production Demand”), provided that the disclosing Party provides the other Parties with prompt notice of such Production Demand so that the other Parties have a reasonable opportunity to move to quash or limit such Production Demand;

(f) to the extent reasonably necessary to fulfill the disclosing Party’s obligations under this Agreement;

(g) as necessary to enforce this Agreement;

(h) in the case of Bess, to the extent reasonably necessary to administer, perform, enforce, or otherwise exercise its rights, remedies or obligations with respect to the Security Agreement (as defined in the Control Letter) and the other loan documents secured thereby or related thereto, and

(i) as reasonably necessary to consummate and administer the Transfer, subject to confidentiality obligations no less protective than those set forth herein.

5.3 Equitable Relief. The Parties agree that a breach of this Section 5 would cause irreparable harm for which monetary damages are an inadequate remedy, and that the non-breaching Party shall be entitled to injunctive relief without the necessity of posting a bond.

(a) Non-Disparagement. None of the Parties shall, directly or indirectly, make any oral or written statement to any person or third party that disparages or places any other Party, any Releasee, or any of their respective representatives in a false or negative light. This Section does not prohibit any truthful response to a judicial or governmental inquiry or in response to litigation, does not require any Party to make any untruthful statement under oath, and does not require any Party to violate any law or regulatory requirement.

(b) Covenant Not to Sue. The Parties covenant, promise, and agree that they will not at any time file any legal action in connection with any of the released claims in Paragraphs 2.1 and 2.2 or other claims related to the Dispute, other than to enforce the terms of this Agreement or the Transfer. In the event that any of the Parties, or any of their agents, violates or fails to fulfill any of its duties or obligations under this paragraph, the Party prevailing in any legal action to enforce this covenant shall be entitled to recover reasonable attorneys’ fees, expenses, and costs incurred in connection with such legal action.

6.	REPRESENTATIONS AND WARRANTIES

Each Party represents and warrants to the other Parties that:

6.1 Authority. It has the full power and authority to execute, deliver, and perform this Agreement, including without limitation to act with authority as the holder of the promissory notes described herein.

6.2 Authorization. The execution, delivery, and performance of this Agreement has been duly authorized by all necessary action on its part. No agreement, provision, corporate action, or law precludes the transactions described herein.

6.3 Binding Obligation. This Agreement constitutes a valid and binding obligation of such Party, enforceable against it in accordance with its terms.

6.4 No Conflict. The execution, delivery, and performance of this Agreement does not and will not conflict with or violate any law, regulation, order, judgment, or agreement binding upon such Party.

6.5 Independent Counsel; No Coercion. Such Party is represented by independent counsel (or has had the opportunity to consult independent counsel) for the negotiation of this Agreement, and this Agreement is entered into freely and without coercion.

6.6 No Assignment, Lien or Encumbrance. Each Party represents they have not assigned, hypothecated, transferred, or otherwise encumbered its respective interests described herein, and that no liens exist with respect to its respective interests.

7.	GENERAL PROVISIONS

7.1 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns, executors, administrators, personal representatives, and heirs. No Party may assign any of its rights or obligations under this Agreement without the prior written consent of all other Parties.

7.2 Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, representations, warranties, commitments, offers, term sheets, contracts, and writings, whether written or oral, with respect to such subject matter.

7.3 Amendments. This Agreement may not be altered, modified, or supplemented except in a writing signed by the Parties.

7.4 Notices. Notices under this Agreement shall be provided by electronic mail to the addresses set forth below.

To Bess:

Bess Ventures and Advisory, LLC

1928 Sunset Harbour Drive

Miami Beach, FL 33139

Copy to: Timothy Brugh, Pillsbury Winthrop Shaw Pittman LLP

timothy.brugh@pillsburylaw.com

To Blaize:

Blaize, Inc.

4659 Golden Foothill Parkway, Suite 206

El Dorado Hills, CA 95762

Copy to: Ryan Lynch (Latham & Watkins LLP) (ryan.lynch@lw.com); Ziyad Barghouthy (Latham & Watkins LLP) (z.barghouthy@lw.com)

7.5 Costs, Expenses, and Attorneys’ Fees. Each Party shall bear its own costs, expenses, and attorneys’ fees incurred in connection with the subject matter described herein, including, without limitation, the Dispute and this Agreement, irrespective of whether the transactions contemplated hereunder are consummated.

7.6 Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction).

7.7 Jurisdiction and Venue; Waiver of Jury Trial. The Parties agree that the exclusive jurisdiction and venue for any legal proceeding arising out of or relating to this Agreement shall be (i) the state courts of the State of New York located in New York County, or (ii) the United States District Court for the Southern District of New York, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, proceeding, or dispute. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

7.8 Construction and Headings. The Parties shall be deemed to have cooperated in the drafting and preparation of this Agreement, and this Agreement shall not be construed against any Party. Descriptive headings are used in this Agreement for convenience only and shall not control, limit, amplify, or otherwise modify or affect the terms and provisions of this Agreement.

7.9 Severability. If any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall continue in full force and effect.

7.10 Counterparts; Electronic Signatures. This Agreement may be executed in any number of counterparts, and by the Parties on separate counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. Transmission of an executed counterpart of this Agreement by email or other electronic means (including PDF) shall be effective as delivery of an executed counterpart.

7.11 Further Assurances. The Parties shall execute and deliver such additional documents and take such further actions as may be reasonably necessary to carry out the intent of this Agreement and to effectuate the dismissals and other actions contemplated hereby.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the Effective Date.

BESS VENTURES AND ADVISORY, LLC

By:	/s/ Lane Bess
Name:	Lane Bess
Title:	Owner-Manager

BLAIZE, INC.

By:	/s/ Harminder Sehmi
Name:	Harminder Sehmi
Title:	Chief Financial Officer

EXHIBIT A

ACCOUNT INFORMATION

[to be attached]